Exhibit 99.1

Tokyo Lifestyle Co., Ltd. Reports Fiscal Year 2026 Financial Results

Tokyo, Japan, July 10, 2026 /PRNewswire/ -- Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys as well as other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia, today announced its financial results for the fiscal year ended March 31, 2026 (“fiscal year 2026”).

Mr. Mei Kanayama, Principal Executive Officer of Tokyo Lifestyle, commented: “Fiscal year 2026 was a year of strong execution across our business, resulting in robust revenue growth driven by continued expansion of our directly-operated stores, franchise network, and wholesale operations, all of which achieved double-digit growth. We believe that these results demonstrate the effectiveness of our strategy to diversify our product portfolio, broaden our customer base, and accelerate our global market expansion. Tokyo Lifestyle is evolving beyond a traditional retailer into a diversified consumer lifestyle platform with complementary retail, franchise, wholesale, and luxury goods businesses, pursuing multiple drivers for sustainable long-term growth.

“As part of this transformation, we continued to advance our asset-light growth strategy by accelerating the expansion of our franchise and wholesale businesses, particularly in the high-end merchandise segment. While these businesses generally carry lower gross margins than our directly-operated retail operations, they require significantly less capital investment and operating expenses, enabling faster, more efficient scaling. Accordingly, the changes in our revenue mix should be viewed as a deliberate optimization of our business model designed to enhance long-term returns, rather than a reflection of weaker operating performance.

“A key highlight was the outstanding performance of our luxury goods business, which quickly emerged as a meaningful growth driver. At the same time, continued expansion of our wholesale customer base and broader distribution network strengthened market reach, diversified our revenue streams, and enhanced the resilience of our business.

“Our total assets increased by 48% during fiscal year 2026 while we remained profitable for the third consecutive year, reflecting our continued business expansion and growing market presence.

“We also continued strengthening our international platform by expanding our international presence. During the year, we opened new stores in Hong Kong and Australia, expanded strategic partnerships, and continued investing in local talent and performance-based incentive programs. These initiatives further strengthen our organizational capabilities to support continued global expansion efficiently.

“In addition, we continued optimizing our omnichannel retail network by converting selected underperforming directly-operated stores into franchise locations operated by experienced local partners.

“Looking ahead, we remain focused on executing our long-term growth strategy through continued customer acquisition, broader global brand recognition, an increasingly diversified product portfolio, and deeper customer engagement.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Tokyo Lifestyle, remarked: “We are pleased to report a 77.6% year-over-year increase in revenue, and more importantly, this strong growth was achieved along with disciplined cost management. Although we continued investing in marketing, brand development, and global expansion initiatives, operating expenses grew at a significantly slower pace than revenue -- 29.6% versus 77.6% -- reducing operating expenses as a percentage of revenue from 9.1% to 6.7%. This demonstrates the scalability of our operating model and our ability to generate increasing operating leverage as the business expands.

“Specifically, during the fiscal year, revenue from our directly-operated physical stores increased by 15.7%, demonstrating the resilience of our core retail business, while franchise and wholesale revenue grew by 86.9%, driven primarily by more than 320% growth in our luxury goods business and the addition of 68 new wholesale customers. This balanced growth across both retail and asset-light channels underscores the increasing diversification and scalability of our business.

“Accounts receivable increased by 74.1% year over year, broadly in line with our revenue growth. This primarily reflects the rapid expansion of our wholesale and franchise businesses, together with the continued growth of our international distribution network. Although higher accounts receivable and increased working capital requirements temporarily affected cash balances and operating cash flow, we view these changes as a natural consequence of the continued rapid growth rather than a deterioration in earnings quality or financial fundamentals.

“Beyond revenue growth, we delivered meaningful improvements in profitability. Gross profit from directly-operated physical stores and online business each increased by over 20%, supported by improved gross margins resulting from a more optimized product mix and disciplined inventory management. Gross profit from franchise and wholesale business also increased by 15.5%. While this segment carries a comparatively lower gross margin, it requires significantly lower operating costs and capital investment, further enhancing the efficiency, scalability, and returns of our overall business model. As a result of the changes in our business structure, particularly the increased proportion of wholesale and luxury goods, our gross profit increased by 17.5% with a moderate decline in gross margin. Despite a limited short-term impact on operating profit, we believe the existing strategy will improve capital efficiency, accelerate market expansion, strengthen our digital capabilities, and further enhance the flexibility and scalability of our business model over the long term.

“Our international expansion also continued to gain momentum, with overseas sales accounting for 47.1% of total revenue. This was supported by increasing contributions from Hong Kong and other overseas markets, along with continued expansion of our global retail footprint. We believe our growing international presence will further strengthen brand recognition, diversify revenue base, and create additional long-term growth opportunities.

“Overall, fiscal year 2026 results demonstrate the resilience, scalability, and financial quality of our business model. While reported net income and earnings per share declined year over year, this was primarily attributable to tax-related factors rather than changes in our underlying operating performance. Excluding these items, our core business continued to deliver solid operating performance, supported by strong revenue growth, healthy customer demand, and disciplined execution.

“As macroeconomic conditions continue to improve with recovering consumer demand across our key markets, we remain confident in our ability to generate sustainable, profitable growth through disciplined capital allocation, prudent financial management, and continued operational excellence.”

Fiscal Year 2026 Financial Summary

●	Total revenue was $373.2 million for fiscal year 2026, which increased by 77.6% from $210.1 million for the fiscal year ended March 31, 2025 (“fiscal year 2025”).

●	Gross profit was $28.1 million for fiscal year 2026, which increased by 17.5% from $23.9 million for fiscal year 2025.

●	Income from operations was $3.2 million for fiscal year 2026, compared to $4.7 million for fiscal year 2025.

●	Net income decreased to $0.7 million for fiscal year 2026, compared to $6.6 million for fiscal year 2025.

●	Net cash provided by investing activities increased to $6.1 million for fiscal year 2026, from net cash used in investing activities of $1.0 million for fiscal year 2025.

●	Basic earnings per share was $0.02 for fiscal year 2026. Diluted earnings per share was $0.02 for fiscal year 2026.

Fiscal Year 2026 Financial Results

Revenue

Revenue increased by 77.6%, to $373.2 million for fiscal year 2026, from $210.1 million for fiscal year 2025. The increase in the Company’s revenue consisted of increased revenue from directly-operated physical stores and franchise stores and wholesale customers, which was partially offset by the decreased revenue from online stores and services. Revenue generated from companies located in Japan accounted for 52.9% and 70.5% of the Company’s total revenue for fiscal years 2026 and 2025, respectively. Revenue generated from companies located in Hong Kong and others accounted for 47.1% and 29.5% of the Company’s total revenue for fiscal years 2026 and 2025, respectively.

	For the Fiscal Years Ended March 31,				Variance
(in millions)	2026	%	2025	%	Amount	%
Directly-operated physical stores	$19.8	5.3%	$17.1	8.1%	$2.7	15.7%
Online stores and services	6.7	1.8%	7.5	3.6%	(0.8)	(10.7)%
Franchise stores and wholesale customers	346.7	92.9%	185.5	88.3%	161.2	86.9%
Total Revenue	$373.2	100.0%	$210.1	100.0%	$163.1	77.6%

Revenue denominated in Japanese Yen increased by 75.7%, to ¥56,134.8 million for fiscal year 2026, from ¥31,952.8 million for fiscal year 2025. The increase was mainly due to increased revenue from franchise stores and wholesale customers by 84.9%, to ¥52,170.1 million for fiscal year 2026, from ¥28,215.6 million for fiscal year 2025, as well as increased revenue from directly-operated physical stores by 14.2%, to ¥2,965.5 million for fiscal year 2026, from ¥2,597.6 million for fiscal year 2025. The increase was partially offset by the decreased revenue from online stores and services by 12.3%, to ¥999.3 million for fiscal year 2026, from ¥1,139.6 million for fiscal year 2025.

	For the Fiscal Years Ended March 31,				Variance
(in millions)	2026	%	2025	%	Amount	%
Directly-operated physical stores	¥2,965.5	5.3%	¥2,597.6	8.1%	¥367.9	14.2%
Online stores and services	999.3	1.8%	1,139.6	3.6%	(140.3)	(12.3)%
Franchise stores and wholesale customers	52,170.1	92.9%	28,215.6	88.3%	23,954.5	84.9%
Total Revenue	¥56,134.8	100.0%	¥31,952.8	100.0%	¥24,182.0	75.7%

Note: Amounts may not sum due to rounding.

Revenue from directly-operated physical stores increased by 15.7%, to $19.8 million for fiscal year 2026, from $17.1 million for fiscal year 2025. The increase was mainly due to increased revenue generated from the Company’s existing directly-operated physical stores in Hong Kong as a result of their full-year operations, as well as the opening of two new physical stores in Hong Kong during fiscal year 2026. In addition, the Company offered promotion activities and price discounts, which attracted more customers to make purchases at the Company’s physical stores, and revenue from the Company’s existing physical stores in Hong Kong also increased in fiscal year 2026, compared to the prior year. The above-mentioned increase was partially offset by a decrease in revenue from directly-operated physical stores in Japan, resulting from the closure of one physical store and the transformation of another physical store during fiscal year 2026. The Company proactively optimized its store structure and converted this underperforming physical store in Japan into a franchise store, in order to improve the Company’s cash flow and working capital. Following the change, the store began purchasing products from the Company like other franchise stores, and accordingly, the related revenue was recorded under franchise stores and wholesale customers.

Revenue from online stores and services decreased by 10.7%, to $6.7 million for fiscal year 2026, from $7.5 million for fiscal year 2025. The decrease was mainly due to a reduction in the number of online stores, as the Company closed certain underperforming online stores to improve the Company’s profitability. The decrease was partially offset by an increase in revenue from services, which resulted from new customers that the Company developed.

Revenue from franchise stores and wholesale customers increased by 86.9%, to $346.7 million for fiscal year 2026, from $185.5 million for fiscal year 2025. The increase was mainly due to the substantial growth in revenue from sales of luxury products. During fiscal year 2026, the Company successfully achieved a strategic expansion that more than doubled revenue from franchise stores and wholesale customers and meaningfully expanded the Company’s market share. This deliberate strategy strengthens the Company’s wholesale platform and supplier relationships. In addition, there was increased revenue from the new wholesale customers as the Company continued to expand the Company’s customer base by entering into business relationships with new wholesale customers during fiscal year 2026.

Cost of Revenue

Total cost of revenue increased by 85.3%, to $345.1 million for fiscal year 2026, from $186.2 million for fiscal year 2025.

Gross Profit and Gross Margin

Gross profit increased by 17.5%, to $28.1 million for fiscal year 2026, from $23.9 million for fiscal year 2025. The increase was mainly attributable to the overall increase in revenue.

Gross margin decreased by 3.9 percentage points to 7.5% for fiscal year 2026, from 11.4% for fiscal year 2025. The decrease in overall gross margin was primarily attributable to shifts in the Company’s revenue mix, as revenue from franchise stores and wholesale customers, which carry relatively lower gross margins, accounted for a significantly larger proportion of total revenue during fiscal year 2026.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses increased by 29.6%, to $24.9 million for fiscal year 2026, from $19.2 million for fiscal year 2025. Operating expenses as a percentage of total revenue improved to 6.7% for fiscal year 2026 from 9.1% for fiscal year 2025. This 2.4 percentage points decline reflects early operating leverage across the Company’s business, as the Company’s revenue scaled faster than the Company’s operating cost base. The increase in operating expenses was primarily attributable to the following factors:

1.	an increase in other expenses by 46.4%, to $8.4 million for fiscal year 2026, from $5.7 million for fiscal year 2025. The increase was mainly due to higher shipping expenses and other costs resulting from the growth in the scale of the Company’s operations;

2.	an increase in provision for credit losses by 515.4%, to a provision for credit losses of $0.9 million for fiscal year 2026, from a net recovery of credit losses of $0.2 million for fiscal year 2025. The increase in the provision for credit losses was mainly due to the significant increase in revenue and accounts receivable from franchise stores and wholesale customers, which resulted in a larger provision for credit losses during fiscal year 2026;

3.	an increase in payroll, employee benefit expenses, and bonus expenses by 13.1%, to $7.4 million for fiscal year 2026, from $6.5 million for fiscal year 2025. The increase was mainly due to the increased headcount caused by the expansion of the Company’s business operations;

4.	an increase in professional service fees by 19.4%, to $3.9 million for fiscal year 2026, from $3.2 million for fiscal year 2025. The increase was mainly due to higher service fees incurred to accelerate the collection of accounts receivable, partially offset by a decrease in professional fees paid for a series of financial investigation services that were required by banks in connection with the Company’s borrowings;

5.	an increase in promotion and advertising expenses by 361.9%, to $0.8 million for fiscal year 2026, from $0.2 million for fiscal year 2025. The increase was mainly due to the Company’s intensified advertising and promotional efforts during fiscal year 2026 to drive sales revenue growth;

6.	an increase in lease expenses by 13.3%, to $2.8 million for fiscal year 2026, from $2.5 million for fiscal year 2025. The increase was mainly due to the opening of new physical stores in Hong Kong and Australia in fiscal year 2026; and

7.	a decrease in transaction commission paid to third-party e-commerce marketplace operators by 39.4%, to $0.8 million for fiscal year 2026, from $1.3 million for fiscal year 2025. The Company paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on the Company’s sales amount. The decrease in transaction commission was in line with the decrease in the Company’s online sales.

Interest Expenses, net

Interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net increased by 15.2%, to $2.0 million for fiscal year 2026, from $1.7 million for fiscal year 2025. The increase was mainly due to an increase in interest expenses of $0.6 million, which was mainly due to the increased weighted average interest rate for fiscal year 2026, which was partially offset by the decrease in amortized loan service costs in relation to the Company’s syndicated loans by $0.3 million.

Additional and Delinquent Tax Due to Consumption Tax Correction

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents. As the failure in submission of relevant export documents was caused by the Company’s suppliers and customers, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. On July 31, 2023, the Company received a reassessment notice from the Tokyo Regional Taxation Bureau, for additional consumption tax liability on a period-by-period basis. Based on this reassessment, the Company recognized the additional tax for understatement and delinquent tax of $0.6 million during fiscal year 2024. However, the Company contested this reassessment and filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. Accordingly, the Company recorded a recovery of $3.9 million during fiscal year 2025, representing the reversal of upward consumption tax adjustments and the corresponding understatement surcharges and delinquent taxes imposed under the now-annulled reassessment. As the annulment also invalidated the downward consumption tax adjustments granted by the tax bureau for certain other filing periods, the Company was required to reinstate those tax liabilities to the amounts set forth in its original amended return. Therefore, during fiscal year 2026, the Company recognized $2.2 million in additional consumption tax and related understatement surcharges.

Other Income, net

Other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by 700.7%, to $2.9 million for fiscal year 2026, from $0.4 million for fiscal year 2025. The increase was mainly due to the increased gain from disposal of property and equipment as compared to the same period last year.

Gain (loss) from Foreign Currency Exchange

Gain from foreign currency exchange was $0.4 million for fiscal year 2026, as compared to a loss from foreign currency exchange of $0.4 million for fiscal year 2025. The gain from foreign currency exchange was mainly due to the fluctuations in foreign exchange rates on the Company’s accounts receivable that denominated in foreign currencies such as the U.S. dollar during fiscal year 2026. It was also due to the gain from foreign currency exchange by the Company’s Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during fiscal year 2026.

Provision (Benefit) for Income Taxes

Provision for income taxes was $3.1 million for fiscal year 2026, compared to an income tax benefit of $1.9 million for fiscal year 2025. The provision for income taxes increased by 264.8%. The increase was mainly due to (i) higher current income tax expenses resulting from increased taxable income during fiscal year 2026; (ii) the refund of tax recognized in the prior fiscal year following the ruling from the National Tax Tribunal, dated February 12, 2025, which increased the income tax benefit for fiscal year 2025; and (iii) increased deferred income tax expenses arising from additional deferred tax liabilities resulting from the increase in the change in fair value of warrants liabilities during fiscal year 2026.

Net Income

Net income decreased to $0.7 million for fiscal year 2026, compared to $6.6 million for fiscal year 2025.

Basic and Diluted Earnings per Share

Basic earnings per share was $0.02 for fiscal year 2026, compared to $0.16 for fiscal year 2025. Diluted earnings per share was $0.02 for fiscal year 2026, compared to $0.16 for fiscal year 2025.

Financial Condition

As of March 31, 2026, the Company had $2.1 million in cash as compared to $4.8 million as of March 31, 2025. As of March 31, 2026, the Company also had approximately $186.8 million in account receivable balance due from third parties. Approximately 22.3% of the March 31, 2026 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2026. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash used in operating activities was $10.3 million for fiscal year 2026, mainly derived from net income of $0.7 million for the year, and net changes in the Company’s operating assets and liabilities, which mainly included increased accounts receivable of $87.3 million, increased merchandise inventories of $10.7 million, decreased accounts payable to related parties of $2.7 million and decreased operating lease liabilities of $2.5 million, which was partially offset by the increased accounts payable of $86.3 million, increased deferred revenue of $1.3 million and increased other payables and other current liabilities of $1.2 million.

Net cash provided by investing activities amounted to $6.1 million for fiscal year 2026, mainly due to proceeds from disposal of property and equipment in the aggregate amount of $7.0 million, partially offset by an investment in a life insurance policy of $0.6 million, and purchases of property and equipment of $0.3 million.

Net cash provided by financing activities was $4.2 million for fiscal year 2026, which primarily consisted of proceeds from short-term borrowings of $19.4 million, proceeds from long-term borrowings of $14.0 million, proceeds from related parties borrowings of $3.4 million, and capital contribution from non-controlling shareholders of $0.2 million, partially offset by repayments of short-term borrowings of $24.2 million, repayments of long-term borrowings of $7.8 million, payment of dividend distribution of $0.5 million, and repayment of obligations under finance leases of $0.2 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on July 10, 2026. Dial-in details for the conference call are as follows:

Dial-in details for the conference call are as follows:

Date:	July 10, 2026
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Conference ID	Tokyo Lifestyle Co., Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until July 17, 2026. The dial-in for the replay is 1-855-669-9658 within the United States or 1-412-317-0088 internationally. The replay access code is 5582239.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Tokyo Lifestyle Co., Ltd.

Headquartered in Tokyo, Japan, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd) is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, collectible cards, trendy toys, and other products in Hong Kong, Japan, North America, Thailand, Vietnam, the United Kingdom and Australia. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), collectible cards and trendy toys (including Pokémon cards, BE@RBRICK and other trendy products) and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tokyo Lifestyle Co., Ltd.

Investor Relations Department
Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

TOKYO LIFESTYLE CO., LTD.
CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash	$2,115,342	$4,819,639
Accounts receivable, net	186,830,286	107,305,580
Accounts receivable - related parties, net	4,866	117
Merchandise inventories, net	14,433,760	4,370,803
Due from related parties	1,216,953	1,208
Compensation receivable for consumption tax, current, net	8,707,457	7,178,775
Prepaid expenses and other current assets, net	6,127,587	13,542,183
TOTAL CURRENT ASSETS	219,436,251	137,218,305

Property and equipment, net	4,492,810	10,763,020
Operating lease right-of-use assets	7,935,439	6,031,284
Life insurance policy, cash surrender value	527,873	-
Compensation receivable for consumption tax, non-current, net	-	2,039,840
Long-term prepaid expenses and other non-current assets, net	1,243,382	1,777,736
TOTAL ASSETS	$233,635,755	$157,830,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	$50,319,318	$57,903,207
Current portion of long-term borrowings	1,790,579	706,531
Accounts payable	105,635,444	25,057,104
Accounts payable - related parties	154	2,678,588
Due to related parties	426,156	27,678
Deferred revenue	2,336,812	8,027,153
Taxes payable	1,123,404	349,671
Operating lease liabilities, current	2,433,468	2,068,399
Finance lease liabilities, current	86,270	138,180
Warrants liabilities	1,001,178	2,502,718
Other payables and other current liabilities	3,215,841	1,998,713
TOTAL CURRENT LIABILITIES	168,368,624	101,457,942

Due to related parties, non-current	2,842,433	-
Operating lease liabilities, non-current	5,670,073	4,003,366
Finance lease liabilities, non-current	73,053	119,068
Long-term borrowings	11,516,741	6,501,772
Other non-current liabilities	1,291,866	1,470,135
Deferred tax liabilities, net	2,707,787	1,263,872
TOTAL LIABILITIES	$192,470,577	$114,816,155

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of March 31, 2026 and 2025, respectively	81,150	81,150
Capital reserve	26,946,116	26,946,116
Retained earnings	27,877,884	27,695,268
Accumulated other comprehensive loss	(13,839,803)	(11,708,504)
TOTAL SHAREHOLDERS’ EQUITY	41,065,347	43,014,030
Non-controlling interest	99,831	-
TOTAL EQUITY	41,165,178	43,014,030

TOTAL LIABILITIES AND EQUITY	$233,635,755	$157,830,185

TOKYO LIFESTYLE CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended March 31,
	2026	2025	2024
REVENUE
Revenue - third parties	$373,219,124	$202,278,304	$189,674,322
Revenue - related parties	4,695	7,840,934	6,006,993
Total revenue	373,223,819	210,119,238	195,681,315

COSTS AND OPERATING EXPENSES
Merchandise costs	345,118,553	186,201,939	172,306,308
Selling, general and administrative expenses	24,883,467	19,198,116	17,597,125
Total costs and operating expenses	370,002,020	205,400,055	189,903,433

INCOME FROM OPERATIONS	3,221,799	4,719,183	5,777,882

OTHER INCOME (EXPENSE)
Interest expense, net	(1,986,483)	(1,723,819)	(1,611,141)
Additional and delinquent tax due to consumption tax correction	(2,181,256)	3,905,908	(628,876)
Gain from disposal of equity method investment	-	-	190,571
Gain from disposal of a subsidiary	51,639	-	341,139
Cash surrender value loss	(71,448)	-	-
Other income, net	2,916,749	364,294	760,435
Gain (loss) from foreign currency exchange	364,116	(440,055)	3,065,971
Change in fair value of warrants liabilities	1,438,866	(2,050,211)	109,173
Loss from equity method investments	-	(20,049)	(69,444)
Total other income, net	532,183	36,068	2,157,828

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	3,753,982	4,755,251	7,935,710

PROVISION (BENEFIT) FOR INCOME TAXES	3,102,686	(1,883,237)	456,774

NET INCOME	651,296	6,638,488	7,478,936

Less: net loss attributable to non-controlling interest	(65,434)	-	-

NET INCOME ATTRIBUTABLE TO TOKYO LIFESTYLE CO., LTD.	$716,730	$6,638,488	7,478,936

OTHER COMPREHENSIVE INCOME
Net income	651,296	6,638,488	7,478,936
Foreign currency translation gain (loss)	(2,131,299)	284,522	(3,923,683)
Total comprehensive income (loss)	(1,480,003)	6,923,010	3,555,253
Less: comprehensive loss attributable to non-controlling interest	(60,053)	-	-

TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,540,056)	$6,923,010	3,555,253

Earnings per ordinary share
- basic	$0.02	$0.16	$0.20
- diluted	$0.02	$0.16	$0.20

Weighted average shares
- basic	42,327,806	42,242,610	37,264,162
- diluted	42,327,806	42,242,610	37,264,162

TOKYO LIFESTYLE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net Income	$651,296	$6,638,488	$7,478,936
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,150,519	952,126	1,232,611
Gain from disposal of property and equipment	(2,393,351)	(178,152)	(712,685)
Impairment of property and equipment	-	143,621	-
Gain from unrealized foreign currency translation	(89,191)	(13,986)	(412,728)
Provision for (reversal of) credit losses	915,388	(220,368)	(2,043,939)
Addition (reversal) of merchandise inventories written down	(92,100)	61,935	(68,361)
Amortization of operating lease right-of-use assets	2,639,989	2,049,635	1,711,978
Deferred tax provision (benefit)	1,606,325	(955,082)	(1,778,277)
Change in fair value of warrants liabilities	(1,438,866)	2,050,211	(109,173)
Investment loss from equity method investment	-	20,049	69,444
Gain from disposal of equity method investment	-	-	(190,571)
Loss on cash surrender value	71,448	-	-
Accrued interest expense	62,912	100,416	-
Changes in operating assets and liabilities:
Accounts receivable	(87,270,000)	(1,073,737)	(24,747,655)
Accounts receivable - related parties	(4,773)	25,698	277,005
Merchandise inventories	(10,667,514)	(13,596)	2,355,034
Compensation receivable for consumption tax	-	696,224	11,284,665
Prepaid expenses and other current assets	(339,634)	(10,772,468)	949,043
Long term prepaid expenses and other non-current assets	465,056	501,659	315,809
Accounts payable	86,279,085	567,502	13,816,414
Accounts payable - related parties	(2,669,723)	2,372,722	299,591
Deferred revenue	1,302,736	8,006,135	35,027
Taxes payable	818,845	(8,943,973)	(6,977,961)
Other payables and other current liabilities	1,212,727	(281,729)	1,078,396
Operating lease liabilities	(2,514,494)	(2,040,884)	(1,711,398)
Other non-current liabilities	5,261	(291,185)	(239,250)
Net used in provided by (used in) operating activities	(10,298,059)	(598,739)	1,911,955

Cash flows from investing activities:
Purchase of property and equipment	(313,995)	(992,068)	(929,308)
Proceeds from disposal of property and equipment	6,988,761	39,367	3,104,387
Investment in an equity method investment	-	(20,049)	-
Investment in life insurance policy	(601,771)	-	-
Proceeds from disposal of equity method investment	-	-	276,800
Proceeds from disposal of a subsidiary	-	-	34,600
Disposal of a subsidiary, net of cash	-	-	(171,788)
Repayments of loans to related parties	23,788	8,557	399,223
Net cash provided by (used in) investing activities	6,096,783	(964,193)	2,713,914

Cash flows from financing activities:
Capital contribution from non-controlling shareholders	159,884	-	-
Payment of dividend distribution	(530,957)	-	-
Proceeds from issuance of ordinary shares for warrants redemption	-	29,482	-
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	3,747,282
Proceeds from short-term borrowings	19,427,417	5,781,612	1,384,000
Repayments of short-term borrowings	(24,228,319)	(1,446,786)	(2,076,000)
Proceeds from long-term borrowings	13,992,820	-	-
Repayments of long-term borrowings	(7,771,119)	(204,024)	(4,186,712)
Proceeds from (repayments of) related parties borrowings	3,359,437	(15,346)	(228,966)
Repayment of obligations under finance leases	(166,428)	(177,320)	(420,910)
Net cash provided by (used in) financing activities	4,242,735	3,967,618	(1,781,306)

Effect of exchange rate fluctuation on cash	(2,745,756)	(60,585)	(2,135,466)

Net increase (decrease) in cash	(2,704,297)	2,344,101	709,097
Cash at beginning of year	4,819,639	2,475,538	1,766,441
Cash at end of year	$2,115,342	$4,819,639	$2,475,538

Supplemental cash flow information
Cash paid for income taxes	$872,707	$4,207,552	$880,308
Cash paid for interest	$1,637,499	$1,072,273	$798,353

Supplemental non-cash operating activities
Purchase of property and equipment financed under finance leases	$77,295	$-	$-
Right of use assets obtained in exchange for operating lease liabilities	$4,715,753	$-	$3,118,676
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$233,202	$-	$-